[Letterhead of Sutherland Asbill & Brennan LLP]

December 21, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Registration Statement on Form N-2

Filed August 29, 2012

File No. 333-183605

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 6, 2012 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-183605), filed with the Commission on November 2, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included in the marked pages attached hereto.

General

1.	We note the Company’s response to prior comment no. 9. Please provide a more detailed analysis discussing why the Company did not reflect the maximum amount of debt issuable by the 2012 Securitization Issuer in the “Fees and Expenses” section of its August 15, 2012 prospectus supplement. In doing so, please also discuss the Company's views with respect to the materiality of such disclosure. In addition, please confirm that in connection with any future offering pursuant to the Registration Statement, the Company will endeavor to ensure that the “Fees and Expenses” tabular disclosure included in any applicable prospectus supplement will reflect a good faith estimate of the expenses the Company expects to incur during the 12 months following completion of such offering, including any upward adjustments that may be necessary to reflect the potential impact of future anticipated leverage, even if uncertain, with appropriate footnote disclosure.

Dominic Minore, Esq.

December 21, 2012

The Company advises the Staff on a supplemental basis that in view of the significant uncertainty regarding the timing, amount and consummation of the proposed issuance of debt by the 2012 Securitization Issuer (collectively, the “CLO Transaction”), including the fact that the Company was required to obtain specific debt ratings from independent rating agencies in order to complete the CLO Transaction (which had not yet been obtained and which were subject to significant uncertainty), and that substantive negotiations surrounding key elements of the CLO Transaction were ongoing and uncertain as to their conclusion, the Company made a reasoned determination, consistent with the plain language of Form N-2, that it was not yet appropriate to include further speculative assumptions in the “Fees and Expenses” tabular disclosure included in its August 15, 2012 prospectus supplement (the “Prospectus Supplement”) to reflect the assumed completion of the CLO Transaction. Notably, the CLO Transaction did not actually close until August 23, 2012, or eight days after the date of the Prospectus Supplement.

In addition, in making its determination the Company also took into account the potential materiality to investors of revising the tabular disclosure set forth in the “Fees and Expenses” section of the Prospectus Supplement to assume the completion of the CLO Transaction. The Company focused specific attention on the inclusion of detailed information regarding the CLO Transaction on page S-3 of the “Summary” section of the Prospectus Supplement, which the Company believed provided prospective investors with sufficient information regarding the proposed CLO Transaction to inform them of its potential impact on the Company. In particular, the discussion of the CLO Transaction in the Prospectus Supplement appeared well before the “Fees and Expenses” tabular disclosure, and the Company believed that a reasonable investor would have been fully aware of the nature and scope of the CLO Transaction, as well as its potential impact on the Company, by reading that discussion in concert with both the “Fees and Expenses” tabular disclosure and the detailed footnotes highlighting the included assumptions. In addition, the Company considered the fact that the “Total annual expense” line item set forth in the “Fees and Expenses” section of the Prospectus Supplement included the assumption of the issuance of $25 million of preferred stock, in accordance with the Staff’s position, that was not then contemplated by the Company. The Company also considered recent prospectus supplements filed by other business development companies conducting follow-on equity offerings, including the fact that all of the relevant examples the Company reviewed appeared only to have included actually issued debt in the “Fees and Expenses” section. On the basis of the foregoing, and in view of the uncertainty associated with the completion of the CLO Transaction, the Company determined that including additional assumptions regarding completion of the CLO Transaction in the “Fees and Expenses” section of the Prospectus Supplement was not appropriate, and that such revised disclosure would not be, by itself, material to a reasonable investor in view of the other prominent disclosure included in the Prospectus Supplement regarding the potential CLO Transaction and its impact on the Company.

The Company also believes that its trading history since the filing of the Prospectus Supplement supports its position with respect to materiality. Specifically, the Company’s shares traded up $0.13 to $9.56 on November 12, 2012, the first trading day following the filing of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “September 10-Q”), notwithstanding the inclusion of significantly higher expense ratios in the September 10-Q reflecting both the completion of the CLO Transaction, as well as a subsequent convertible debt offering. In addition, the Company’s shares most recently closed at $10.12 on December 20, 2012, or approximately 4.9% above the public offering price per share of $9.65 set forth in the Prospectus Supplement. In short, the disclosure the Staff references in its comment above, and which was included in an updated form in the September 10-Q, appears to have had no negative effect on the market value of the Company’s common stock subsequent to its public release.

Notwithstanding the foregoing analysis, the Company acknowledges the Staff’s position that each issuer should endeavor to err on the side of upwardly adjusting line items included in the “Fees and Expenses” tabular disclosure whenever the expectation exists of the incurrence of additional leverage by such issuer. To that end, the Company confirms to the Staff that in connection with any future offering pursuant to the Registration Statement, the Company will endeavor to ensure that the “Fees and Expenses” tabular disclosure included in any applicable prospectus supplement will reflect a good faith estimate of the expenses the Company expects it could incur during the 12 months following completion of such offering, including any upward adjustments that may be necessary to reflect the potential impact of future anticipated leverage, even if uncertain, along with appropriate footnote disclosure.

Dominic Minore, Esq.

December 21, 2012

Prospectus

2.	We note the Company’s response to prior comment no. 1. Please revise the cover page of the Prospectus to include the requested disclosure and like wise confirm that such disclosure will appear on the cover page of any prospectus supplement.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment. In addition, the Company confirms that it will include such disclosure on the cover page of any future prospectus supplements.

3.	We note the Company’s response to prior comment no. 28. Please revise the updated disclosure in the “Description of Our Capital Stock” section of the Prospectus to clarify that the material provisions of the Company’s charter and bylaws have also been disclosed in that section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	We note the Company’s response to prior comment no. 33. Please revise the updated disclosure in the “Description of Our Debt Securities” section of the Prospectus to remove the exception for future agreements, indentures, supplements or other instruments.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	We note the Company’s response to prior comment no. 46. Please undertake in your response letter to include the requested disclosure regarding “Additional Underwriter Compensation” without regard to whether it would be expressly required by the form requirements of Form N-2 or the rules and regulations of FINRA.

The Company confirms to the Staff on a supplemental basis that in connection with each underwritten offering pursuant to the Registration Statement, the Company will disclose, under a section captioned “Additional Underwriter Compensation,” the material terms of any agreements to which the Company and any underwriter for such offering are parties that relates, directly or indirectly to, or may be deemed to be an inducement to any underwriter’s participation in, such underwritten offering, including the nature of services provided or to be provided thereunder, and will file as exhibits via a post-effective amendment to the Registration Statement any such agreements.

6.	We note the Company’s response to prior comment 51. Please update the Company’s prior response to clarify that a consent from counsel will also be filed, along with an unqualified opinion of counsel, in connection with each offering pursuant to the Registration Statement.

The Company confirms to the Staff that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment thereto containing as an exhibit an unqualified opinion of counsel, and related consent, with respect to the securities offered thereby.

Dominic Minore, Esq.

December 21, 2012

Fees and Expenses

7.	Please revise the “Fees and Expenses” section of the Prospectus to remove the phrase “required by the SEC” from the paragraph discussing the example.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please revise footnote (4) to the “Fees and Expenses” tabular disclosure to insert the word “immediately” before the phrase “increasing our gross assets.”

The Company has revised the above-referenced footnote in response to the Staff’s comment.

Risk Factors

9.	In the risk factor entitled “Regulations governing our operation as a BDC …,” please revise the disclosure to clarify, in plain English, the meaning of the phrases “non-call period” and “reinvestment period.”

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Senior Securities

10.	Please revise footnote (3) to the “Senior Securities” section of the Prospectus to clarify that the SEC does not require the disclosure of involuntary liquidation preferences for senior securities representing indebtedness.

The Company has revised the above-referenced footnote response to the Staff’s comment.

Description of Our Debt Securities

11.	Under the sub-heading “Defeasance,” please revise the disclosure to clarify that any payments made from deposited amounts would be for the benefit of the subordinated debt holders.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Exhibits

12.	We note the Company’s response to prior comment 49. Please confirm that to the extent the Company intends to issue debt securities pursuant to the Registration Statement, it will file an application for the purpose of determining the eligibility of the trustee to act under Section 310(a) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), in accordance with Section 305(b)(2) of the Trust Indenture Act, and the rules and regulations prescribed by the Commission thereunder, including with respect to the date of such application’s effectiveness.

The Company confirms to the Staff that to the extent the Company intends to issue debt securities pursuant to the Registration Statement, it will file an application for the purpose of determining the eligibility of the trustee to act under Section 310(a) of the Trust Indenture Act in accordance with Section 305(b)(2) of the Trust Indenture Act, and the rules and regulations prescribed by the Commission thereunder, including with respect to the date of such application’s effectiveness.

13.	We note the Company’s response to prior comment 50. Please confirm that the Company will file a “form of” articles supplementary pertaining to the preferred stock referenced in the Registration Statement prior to requesting accelerated effectiveness.

The Company confirms to the Staff that it will file a “form of” articles supplementary pertaining to the preferred stock referenced in the Registration Statement prior to requesting accelerated effectiveness.

Closing

14.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Dominic Minore, Esq.

December 21, 2012

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP